ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

March 1, 2018

BY EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Rufus Decker

Accounting Branch Chief

Office of Beverages, Apparel, and Mining

Re:	Avino Silver & Gold Mines Ltd. Form 20-F for the Year Ended December 31, 2016 Filed March 10, 2017 File No. 001-35254

Dear Mr. Decker:

We are submitting this letter in response to the Securities and Exchange Commission’s (“SEC”) staff comment letter dated February 2, 2018. We have reproduced the text of the staff's comments in bold-faced type and have provided our responses in italics. Terms used in our responses that are not defined shall have the same meaning as defined in our Form 20-F for the year ended December 31, 2016, as filed with the SEC on March 10, 2017.

Item 18. Financial Statements

Note 3. Significant Accounting Policies

Plant, Equipment, and Mining Properties, page 118

1.	We read your response to Comment 2. For your assets using a 20-year useful life, please provide us with a description of the assets placed in service by date with the dollar amount capitalized. In addition, provide us a detailed discussion of the specific factors that reliably supported 20 years as the expected usage of these assets, both when the assets were placed in service and over their useful lives (at each financial year end). Also, tell us the estimated remaining life of each mine as of each date. Refer to paragraphs 60 and 61 of IAS 16.

Response: The following table outlines the significant assets using a 20-year useful life, a description of these assets, as well as the dollar amount capitalized:

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ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Mill Machinery and Processing Equipment – Additions during 2014:

During 2014, the Company made additions of CAD$4,534,219 to Mill Machinery and Processing Equipment. Below is a reconciliation of these additions:

Asset Name	Date Put Into Service	Dollar Amount Capitalized (In Canadian Dollars)
Mill Circuit 3 Additions: - Foundations and Infrastructure - Caterpillar Loader - Filter Press - Hopper - Filter - Vibrating Screen - Mechanism for Thickener Tank - Secondary Vibrating Screen - Electric Starter - Ball Mill Clutch	Q3 and Q4 2014	$3,002,948
Remaining Pieces of Mill Machinery and Processing Equipment	Throughout 2014	589,655
Assets Under Construction - These items are not depreciated until put into service	N/A	659,669
Movements in foreign exchange between the US dollar and Canadian dollar	N/A	281,947
	Total	$4,534,219

The majority of these additions related primarily to Mill Circuit 3, which is the Company’s third mill at the mill complex used to process Avino Mine material, as well as San Gonzalo Mine material, and other future projects in the surrounding area, in which the Company has numerous claims and exploration targets on the Avino Mine property.

Below is a breakdown of the types of additions to Mill Circuit 3, as well as a brief description:

•	Foundations and Infrastructure to encompass the ball mill and circuit
•	Loader to haul ore from stockpiles to the mill feed area
•	Filter and pressing equipment to remove moisture content from the concentrate
•	Hopper for ore to be fed into the mill circuit
•	Two vibrating screens which allow for the filtering of finer particles of concentrate
•	Mechanism for thickener tank
•	Electric starter for mill circuit operation
•	Clutch for ball mill

Since 1968. A Proven Model for Growth.

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ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Based on management’s estimate at the time the asset was placed into service, this Mill Circuit is expected to be used for a 20 year period. At the end of each fiscal year, management estimated that the original useful life was appropriate, and continued to use the original expected useful life of 20 years.

Management has made the estimate given the following factors:

•	The Company’s history of maintenance and upkeep with regards to mill equipment.

•	Mill Circuit 1 was in operation from 1975-2001 (27 years), with the last 5 years being used at full capacity of 250 tonnes per day, before the mill and mine were closed due to significant decline in metals prices.
•	Mill Circuit 1 was refurbished in 2010, with only required modern upgrades to the electrical components and instrumentation.

•	The Company expects that Mill Circuit 3 will be used for a minimum of 20 years, based on the current resources available, as well as future plans for surrounding areas.

•	Based on the most recent NI 43-101 Technical Report prior to December 31, 2014, the Company had 11.12 million tonnes of mineable, resource-containing material, between the Avino, San Gonzalo and Oxide Tailings resources, which at the operating capacity of Mill Circuit 3 of 1,500 tonnes per day, would equate to a useful life of approximately 21.18 years.

•	In addition to the processing the Company’s resources, management believes there are opportunities for future alternate use of the Company’s mill, machinery and equipment assets through, toll-milling arrangements with other mines in the area that lack the appropriate infrastructure and processing plant.

•	The Company has been approached by other mining companies in 2014 (and as recently as 2017), with respect to processing additional material under toll-milling arrangement.

Buildings – Additions to 2014:

In 2014, the Company made additions of CAD$159,888 to Buildings. Below is a reconciliation of these additions:

Asset Name	Date Put Into Service	Dollar Amount Capitalized (In Canadian Dollars)
Mine Camp Accommodations	September 2014	$57,227
Mechanics Workshop	December 2014	42,139
Remaining Building Additions	Throughout 2014	18,434
Movements in foreign exchange between the US dollar and Canadian dollar	N/A	42,088
	Total	$159,888

Since 1968. A Proven Model for Growth.

3

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Below is a breakdown of the Building additions, as well as a brief description:

•	Mine Camp Accommodations:

•	As the Company transitioned to owner mining from contractor mining, meaning the Company employed the workers, and was not relying on a contracting company to provide daily works, additional camp capacity had to be constructed to house the workers. These additions relate to upgrades made to the existing camp.
•	This camp has the capacity to house 200 workers.

•	Mechanics Workshop:

•	The Company constructed a new workshop that would meet the specifications of larger equipment that would be required for Avino Mine operations, and future mine operations.

Based on management’s estimate, these additions are expected to be used for a 20 year period. Management has made the estimate given the following factors:

•	Historical experience with these types of constructed buildings.

•	The existing mine camp structure has been there for over 25 years, and has required only minor repairs and maintenance.
•	The existing mechanics workshop dates back to the operations in the 1980s.

•	The climate at the Avino Mine property is dry and the buildings will not be subject to significant deterioration.

Mill Machinery and Processing Equipment – Additions to 2015:

In 2015, the Company made additions of CAD$3,087,151 to Mill Machinery and Processing Equipment. Below is a reconciliation of these additions:

Asset Name	Date Put Into Service	Dollar Amount Capitalized (In Canadian Dollars)
Cone Crusher Additions: - New cone crusher - Lining for new cone crusher	September 2015	$664,418
Remaining Mill Machinery and Processing Equipment Additions	Throughout 2015	627,411
Assets Under Construction - These items are not depreciated until put into service	N/A	526,033
Movements in foreign exchange between the US dollar and Canadian dollar	N/A	1,269,289
	Total	$3,087,151

Since 1968. A Proven Model for Growth.

4

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Below is a breakdown of the Mill Machinery and Processing Equipment additions, as well as a brief description:

•	Cone Crusher:

•	During 2015, the Company replaced an existing cone crusher and installed a new liner.

Based on management’s estimate, the additions to mill machinery and processing equipment are expected to be used for a 20 year period. Management has made the estimate given the following factors:

•	Based on historical experience with this type of equipment and routine maintenance, this piece of equipment will have an expected life of 20 years.

Buildings – Additions to 2015:

In 2015, the Company made additions of CAD$438,748 to Buildings. Below is a reconciliation of these additions:

Asset Name	Date Put Into Service	Dollar Amount Capitalized (In Canadian Dollars)
Concentrate Storage Building #1	June 2015	132,655
Remaining Buildings Additions	Throughout 2015	21,739
Movements in foreign exchange between the US dollar and Canadian dollar	N/A	284,354
	Total	$438,748

Below is a breakdown of the Building additions, as well as a brief description:

•	Concentrate Storage Building:

•	During 2015, the Company constructed a new storage facility to house stockpiles for the anticipated future production.

Based on management’s estimate, the additions to buildings are expected to be used for a 20 year period. Management has made the estimate given the following factors:

•	The concentrate storage building is expected to house concentrate for San Gonzalo Mine, Avino Mine, and future projects on the Avino Mine property.

Since 1968. A Proven Model for Growth.

5

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Mill Machinery and Processing Equipment – Additions to 2016:

In 2015, the Company made additions of CAD$93,656 to Mill Machinery and Processing Equipment. Below is a reconciliation of these additions:

Asset Name	Date Put Into Service	Dollar Amount Capitalized (In Canadian Dollars)
Ball Mill	September 2016	121,555
Water Pump	May 2016	39,941
Remaining Mill Machinery and Processing Equipment Additions	Throughout 2016	204,941
Movements in foreign exchange between the US dollar and Canadian dollar	N/A	(272,780)
	Total	$93,656

Below is a breakdown of the Mill Machinery and Processing Equipment additions, as well as a brief description:

•	Ball Mill:

•	During 2016, the Company refurbished the existing ball mill.

•	Water Pump

•	During 2016, the Company added an additional water pump at the mill complex in order to better manage water during the wet season.

Based on management’s best estimate, the additions to mill machinery and processing equipment are expected to be used for a 20 year period. Management has made the estimate given the following factors:

•	Mill Circuit 1 was in operation from 1975-2001 (27 years), with the last 5 years being used at full capacity of 250 tonnes per day, before the mill and mine were closed due to significant decline in metals prices.

Since 1968. A Proven Model for Growth.

6

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Buildings – Additions to 2016:

In 2016, the Company made additions of CAD$1,527,292 to Buildings. Below is a reconciliation of these additions:

Asset Name	Date Put Into Service	Dollar Amount Capitalized (In Canadian Dollars)
Water Treatment Storage Building	October 2016	237,646
Concentrate Storage Building #2	February 2016	142,758
Perimeter Wall	May 2016	52,143
Remaining Buildings Additions	Throughout 2016	238,243
Assets Under Construction - These items are not depreciated until put into service	N/A	910,824
Movements in foreign exchange between the US dollar and Canadian dollar	N/A	(54,322)
	Total	$1,527,292

Below is a breakdown of the Building additions, as well as a brief description:

•	Water Treatment Storage Building:

•	During 2016, the Company constructed a structure to house the water treatment equipment in order to protect it from the elements.

•	Concentrate Storage Building 2:

•	During 2016, the Company constructed a second storage facility to house stockpiles for the anticipated future production.

•	Perimeter Wall:

•	During 2016, the Company built a new wall to surround the mine complex.

Based on management’s best estimate, the additions to buildings are expected to be used for a 20 year period. Management has made the estimate given the following factors:

•	The Water Treatment Storage building is expected to last for the expected remediation timeline for water treatment, which currently is set at 20 years.

Annual Review of Useful Life

The Company believes that the estimated useful life of the above assets reflects the period in which the future economic benefits are expected to be consumed by the Company. We have considered where the estimated life of mine would have been appropriate and determined that it would not. Management has reviewed the life of the assets at each financial year-end, and since there had been no significant change in the expected period of consumption of the future benefits embodied in the assets, there were no changes to reflect in the expected useful life of the assets

Since 1968. A Proven Model for Growth.

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ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Useful Life of Each Mine as of Each Reporting Date

Avino Mine

As discussed in the Company’s Significant Accounting Policies (Note 3 to the consolidated financial statements), the estimated remaining mine life for the Avino Mine was 11.3 years, 8.8 years, and 9.8 years at December 31, 2016, 2015 and 2014, respectively.

San Gonzalo Mine

As discussed in the Company’s Significant Accounting Policies (Note 3 to the consolidated financial statements), the estimated remaining mine life for the Avino Mine was 1.8 years, 2.8 years and 4.8 years at December 31, 2016, 2015 and 2014, respectively.

Note 8. Exploration and Evaluation Assets, page 125

2.	We read your response to comment 3. Please tell us in detail as of each balance sheet date in the three fiscal years ended December 31, 2016, and the most recent 2017 balance sheet available, each type of amount included in exploration and evaluation assets and related amount. Also, explain to us your basis under IFRS 6 for including each type of amount. To the extent development-type costs were included, present them separately and explain how you considered the specific prohibition in paragraph 10 of IFRS 6. Note that your mining stage is not relevant to whether you are incurring development-type costs. As it relates to the Avino mine, please also present redevelopment costs associated with returning that mine to its historical level of production as a separate component of development costs and explain why these costs are appropriate to include under IFRS 6, rather than being expenses or considered for capitalization under IAS 16 and/or IAS 38, if appropriate. In addition, present the amounts of any revenue, costs associated with revenue and mine start-up costs separately and explain your IFRS 6 basis for their inclusion. To the extent you no longer believe the amounts included in IFRS 6 assets are appropriate, also tell us the revisions you propose to make.

Since 1968. A Proven Model for Growth.

8

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

The table below outlines the details for each type of amount included in exploration and evaluation assets in Mexico, and related amount, for each balance sheet in the three fiscal years ended December 31, 2016, as well as the September 30, 2017 balance sheet:

Type of Exploration and Evaluation Asset	September 30, 2017 ($USD1)	December 31, 2016 ($CAD1)	December 31, 2015 ($CAD1)	December 31, 2014 ($CAD1)
Acquisition Costs	$7,606,291	$9,499,970	$9,499,970	$9,499,970
Assays	-	-	267,069	230,982
Mine and Camp Costs	-	-	36,814,420	12,484,853
Drilling and Exploration	405,752	251,710	265,562	-
Geological and Related Services	-	-	1,852,320	1,488,054
Taxes and Assessments	852,148	961,523	737,809	506,629
Reclamation Provision	-	-	1,500,000	1,500,000
Depreciation	-	-	1,981,431	755,419
Sale of Concentrate	-	-	(32,064,351)	(7,184,048)
Interest and financing costs	-	-	240,338	-
Total Exploration and Evaluation Assets - Mexico	8,864,191	10,713,201	21,094,568	19,281,859
Total Canadian Operations	32,699,053	30,630,864	20,282,406	10,627,361
Total Exploration and Evaluation Assets per Financial Statements	$41,563,244	$41,344,065	$41,376,974	$29,909,220

___________

1Effective January 1, 2017, the Company completed a change in presentation currency from Canadian Dollars to US dollars.

The Company’s basis under IFRS 6 for including the above mentioned categories is as follows:

Acquisition Costs:

These are the costs associated with acquiring exploration properties in the area that surrounds the mine complex in the state of Durango, Mexico. Currently, there are no mining operations on these properties, which consist of over 5,000 hectares of exploration concessions. These costs are appropriate for classification as exploration and evaluation assets under Paragraph 9(a) of IFRS 6.

Assays:

These are costs associated with the testing of the bulk sample concentrates to determine the quantity of the mineral resources. These costs are appropriate for classification as exploration and evaluation assets under Paragraph 9(e) of IFRS 6.

Mine and Camp Costs

Mine and camp costs include the milling, processing, and labour costs of material during the evaluation phase to determine the commercial viability of the mineral resource. These costs are appropriate for classification as exploration and evaluation assets under Paragraph 9(f) of IFRS and by analogy to Paragraph 17(e) of IAS 16.

Since 1968. A Proven Model for Growth.

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ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Drilling and Exploration

Drilling and exploration costs relate to exploration activities at the Company’s exploration properties in the surrounding area of the mine complex in Durango, Mexico. These costs are appropriate for classification as exploration and evaluation assets under Paragraph 9(c) of IFRS 6.

Geological and Related Services

Geological and related services expenditures relate to fees charged by consultants used by the Company to determine the quantity of mineral resources in its exploration and evaluation assets. These costs are appropriate for classification as exploration and evaluation assets under Paragraph 9(b) of IFRS 6.

Taxes and Assessments

Taxes and assessments expenditures relate to amounts paid in order to keep the exploration properties in good standing, and keep the claims up to date. These types of costs are appropriate for capitalization under Paragraph 9 of IFRS 6.

Depreciation

Depreciation expenditures in evaluation and exploration assets relate to the depreciation of plant and equipment used in the evaluation phase of the Company’s projects. These types of costs are appropriate for capitalization under Paragraph 9 of IFRS 6.

Sale of Concentrate

Sale of concentrate relate specifically to the selling of bulk sample shipments in the evaluation stage as the Company was determining the commercial viability of extracting the mineral resources from the Avino Mine. These proceeds are appropriate for classification as exploration and evaluation assets under Paragraph 9(f) of IFRS 6 and by analogy to Paragraph 17(e) of IAS 16.

Costs Associated with Revenues, and Mine Start-Up Costs:

These amounts have been reflected in Mine and Camp Costs in the breakdown of exploration and evaluation assets. These costs consist of testing activities related to mining, milling and processing of ore and were incurred in order to evaluate the commercial viability of the mineral resources, and to determine whether or not to continue with the project. These costs are appropriate for classification as exploration and evaluation assets under Paragraph 9(f) of IFRS 6 and by analogy to Paragraph 17(e) of IAS 16.

Since 1968. A Proven Model for Growth.

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ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

Inclusion of Mine Redevelopment in IFRS 6

While the Company is of the position that the costs noted above are appropriately presented in IFRS 6 as exploration and evaluation assets in accordance with Paragraph 9(f) given our facts and circumstances, the Company has considered the interpretation under Paragraph 10 and the impact on the Company’s financial statements if development-type costs were presented under IAS 16 as at December 31, 2015 and 2014.

Based on our assessment, we have determined that the amount of development-type costs would be presented in a separate class of plant, equipment and mining properties. While the amount of these costs is significant, we have considered the qualitative aspects of a potential misclassification and determined in our judgment that they are immaterial both quantitatively and qualitatively to the users of our financial statements due to their nature. We have also determined that the reclassification of development-type costs would have no impact on the total assets reported in the Company’s balance sheets as at December 31, 2015 and 2014 and no impact on the amounts reported in the Company’s statements of operations and comprehensive income for the years then ended.

We intend to consider the guidance provided on development-type costs in our future filings.

3.	During our phone conference on January 25, 2018, you stated that were unable to establish commercial viability prior to production and, therefore, you are never in the development stage. Please tell us the factors that you consider to determine whether commercial viability is demonstrable and explain how you make decisions (e.q., the process, information available and who decides) to:

•	Build out your mines (and incur significant development-type costs). And

•	Move into production.

Also explain in detail your business reasons for deciding to incur significant costs building out mines, if you are unable to establish their commercial viability prior to production. Refer to paragraph 17 of IFRS 6.

Since 1968. A Proven Model for Growth.

11

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

With regards to assessing the commercial viability of the Avino mineral resource, the Board and management, with the consultation of various technical professionals, carefully assessed a multitude of factors over time. Primary to the examination, management analyzed the technical and economic results of a 19-month advancement and test period – Sept 1, 2014-March 31, 2016 – of mineral recoveries from the Avino Mine. This advancement was integral in the process of establishing the commercial viability of the project. From September 2014, evaluation material was processed on a limited scale at Mill Circuit 2. Beginning in January 2015, full scale processing operations began at Mill Circuit 3, with throughput of 1,000 tonnes per day (“tpd”). After the arrival of additional underground mining equipment, and optimization at Mill Circuit 3, the test period proved sustainable throughput of 1,400 tpd from the Avino mine between Mill Circuit 2 and Mill Circuit 3. It was clearly evidenced that recoveries were at, or above, levels necessary for positive cash flows and profitability, which, among other factors, was significant in concluding that the project was commercially viable and a production decision could be made. It should be noted, that during this assessment phase, management took into full consideration that mining projects without NI 43-101-compliant reserve estimates, preliminary economic assessments, or feasibility studies, have increased levels of uncertainty and risk of economic viability.

Previous to the decision to declare commercial production on April 1, 2016, management and the board met various times to discuss and assess the viability of the Avino mine:

•	March 2016:

Update on the progress and processing activity at the Avino mine. The Board approves financing for further capital investment at the Avino Mine

•	July 2015:

Update on the status of a sales agreement with Samsung for the exclusive purchase of Avino mine materials

•	March 2015:

Briefing by the Chief Operating Officer, on the progress at the Avino mine since ramping up processing at Mill Circuit 3 – increased throughput to 1,000 tpd

•	November 2014

Update on the processing of evaluation materials from the Avino mine at Mill Circuit 2 – test-scale throughput of 250 tpd.

In the determination of commercial viability, management carefully considered the following factors:

•

Existence, installation, and consistent operations of all critical capital components to achieve desired mining and processing results, including mill building, crushing circuit, flotation cells, filter-press, mobile equipment, and underground mine machinery;

•

One of the last critical capital components being a Caterpillar grader, purchased in November 2015, which allowed for the effective and consistent extraction of ore from the underground mine to the mill complex

Since 1968. A Proven Model for Growth.

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ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

•	Proven ability for the property to produce saleable product, as evidenced through successful bulk sampling program;

•

The Company was required to make scheduled monthly shipments of 800 wet metric tonnes to Samsung, with the first shipment being made in August 2015. Before this point, the Company had not proven that it could produce a saleable product from the Avino Mine.

•	Sufficient availability of labour for all aspects of a sustainable mining operation, either through the Company’s workforce, the use of contractors, or a combination thereof;

•	Achievement of consistent levels of resource output at a capacity determined by management, in consultation with mining specialists, to suit design capacity and provide sufficient economic benefit to the mining operation;

•

The Company was required to make scheduled monthly shipments of 800 wet metric tonnes to Samsung, with the first shipment being made in August 2015. Before this point, the Company had not demonstrated consistent level of resource output.

•	An operating test period of 19 months to evidence mine’s ability to sustain ongoing, uninterrupted production of economic mineralized material;

•	Entry into a long-term sales agreement with Samsung for Avino Mine concentrate materials, including a term facility partially earmarked for further extraction and processing at the Avino Mine.

•	In July 2015, the Company completed negotiations with Samsung for Avino Mine concentrate materials, in which Samsung would purchase concentrate from the Company for the next 24 months.

With regards to the decision to build out the Avino Mine, management considered the following factors:

•	A positive record of mineral processing and economic viability at the San Gonzalo Mine since achieving levels intended by Management in 2012, in the absence of mineral reserves;

•	Positive resource estimate from NI 43-101-compliant technical report provided by Tetra Tech, dated July 19, 2013;

•	Mineral recoveries from sampling programs and test operations at, or above, levels necessary for profitable production;

•	Various qualitative and quantitative macro-factors assessed by management, including the historical success of the mine, the existence of NAFTA, rebounding metal prices, etc.

Since 1968. A Proven Model for Growth.

13

ASM: TSX/NYSE American Avino Silver & Gold Mines Ltd. Suite 900-570 Granville Street Vancouver, BC V6C 3P1	T (604) 682 3701 F (604) 682 3600 avino.com

The decision to move the Avino Mine into production was the result of management’s qualitative and quantitative consideration of all of the factors above. The decision was largely based on internal, non-public data, and on reports based on the exploration and mining work done by the Company, as well as the geologists and engineers engaged by the Company. Management concluded that the results of this work showed sufficient evidence of the sustainable commercial viability of the Avino mineral resource. As commercial viability is established concurrently with entering the production stage, the Company’s accounting policy is to assess for impairment and reclassify the related exploration and evaluation expenditures to plant, equipment and mining properties at that time.

We believe that we have adequately responded to all staff comments. Please contact the undersigned at (604) 682-3701 if additional information is required.

Yours respectfully,

AVINO SILVER & GOLD MINES LTD.

/s/ “Malcolm Davidson”

Malcolm Davidson, CPA, CA

Chief Financial Officer

Since 1968. A Proven Model for Growth.

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